EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the statement on Schedule 13D, including Amendment No. 13 thereto, with respect to the common stock of SPAR Group, Inc., is filed jointly on behalf of each of them. Subsequent amendments may also be filed jointly on behalf of the undersigned in accordance with that rule.

Each undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning that undersigned contained therein. No undersigned assumes responsibility for the completeness or accuracy of information concerning another undersigned, except to the extent such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement relates solely to joint filing and does not itself grant any undersigned the power to vote or dispose of another person's securities.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of October 27, 2026.

Robert G. Brown

/s/ Robert G. Brown
Date: October 27, 2026

SPAR Business Services, Inc.

/s/ Robert G. Brown
By: Robert G. Brown
Title: Sole Director
Date: October 27, 2026

Innovative Global Technologies, LLC

/s/ Robert G. Brown
By: Robert G. Brown
Title: Managing Director
Date: October 27, 2026